UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                    AMERICAN MOBILE SATELLITE CORPORATION
                              (Name of Issuer)

                   COMMON STOCK, $.01 PAR VALUE PER SHARE
                    ------------------------------------
                       (Title of Class of Securities)

                                 02755 R103
                                 ----------
                               (CUSIP Number)

                               CAROL FORSYTE
         MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                               (847) 576-7646
         -------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               AUGUST 3, 1999
                              ------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  02755 R103
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)
       Motorola, Inc.
       I.R.S. #36-1115800
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)
       (b)
3.  SEC USE ONLY
4.  SOURCE OF FUNDS (See Instructions)
       Not applicable
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e) [    ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Incorporation:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:
7.  SOLE VOTING POWER
       5,470,532
8.  SHARED VOTING POWER
       0
9.  SOLE DISPOSITIVE POWER
       5,470,532
10. SHARED DISPOSITIVE POWER
       0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       5,470,532
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [   ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.9%
14. TYPE OF REPORTING PERSON (See Instructions)
       CO



                         AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 ("Amendment") relates to the shares (the "Shares") of common stock, par value $0.01 per share, of American Mobile Satellite Corporation, a Delaware corporation ("AMSC"). The percentage of Shares reported in this Amendment as being beneficially owned by Motorola, Inc. ("Motorola") is based upon the number of outstanding Shares on July 31, 1999, as identified in AMSC's Quarterly Report on Form 10-Q for the period ended June 30, 1999.

Item 2.     Identity and Background

Item 2 is hereby amended and restated as follows:

     (a) - (c), (f) This statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"). Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) embedded semiconductor solutions for customers in the consumer, networking and computing, transportation and wireless communications markets; and (iii) embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and consumer markets.

     The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. Appendix 1 also lists the principal business of any employer that employs a director who is not also an executive officer of Motorola. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

     (d) - (e) Neither Motorola nor, to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

     (a) As of August 3, 1999, Motorola was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 5,470,532 Shares (constituting 13.9 % of the total outstanding shares of AMSC's common stock). To the best of Motorola's knowledge, no Shares are beneficially owned by any of its executive officers or directors, nor do such executive officers or directors have the right to acquire any Shares.

     (b) Motorola has the sole power to vote or direct the vote and to dispose or direct the disposition of the 5,470,532 Shares listed as beneficially owned by Motorola in Item 5(a).

     (c) Except as set forth herein (see Item 6), Motorola had no transactions in Shares during the last 60 days. To the best of Motorola's knowledge, no director or executive officer listed on Appendix 1 has engaged in any transactions in Shares during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

     Pursuant to the Underwriting Agreement dated as of July 28, 1999 among AMSC, Motorola and the Representatives (as defined therein) of the Underwriters (as defined therein), in connection with AMSC's registered public offering ("Offering") of 7,000,000 Shares in July 1999, Motorola agreed, at the election of the Underwriters, to sell up to 1,050,00 additional Shares to the Underwriters at the public offering price of $17.75 per share less the underwriting discount of $1.065 to cover over-allotments. The Underwriters elected to exercise in full the option to purchase the additional 1,050,000 Shares and payment for and delivery of these shares was made on August 3, 1999. In addition Motorola agreed with the Underwriters not to dispose of or hedge any of its Shares during the period from July 28,1999 and continuing through the date 120 days from July 28, 1999, except with the prior written consent of Bear, Stearns & Co. Inc.

     See Item 4 for a description of the Purchase Agreement, the Participation Agreement and the Registration Rights Agreement. All statements made in the body of this Schedule 13D and any amendment thereto which relate to the terms of the Underwriting Agreement and the Purchase Agreement and related agreements including the Participation Rights Agreement and Registration Rights Agreement are qualified in their entirety by the terms of such documents which are filed as Exhibits hereto.

     Except as set forth in this Schedule 13D and any amendment thereto, to the best of Motorola's knowledge, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of AMSC, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, the division of profits or loss or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

Exhibit No.                          Description
Exhibit 4.1 Stock Purchase Agreement for the Acquisition of Motorola ARDIS Acquisition, Inc. and Motorola ARDIS, Inc. by AMSC Acquisition Company, Inc., a wholly-owned subsidiary of American Mobile Satellite Corporation, dated as of December 31, 1997*

Exhibit 4.2 Amendment No. 1 dated March 31, 1998 to the Stock Purchase Agreement for the Acquisition of Motorola ARDIS Acquisition, Inc. and Motorola ARDIS, Inc. by AMSC Acquisition Company, Inc., a wholly-owned subsidiary of American Mobile Satellite Corporation*

Exhibit 4.3 Participation Rights Agreement by and among Motorola, Inc., American Mobile Satellite Corporation, and the parties listed on Schedule attached thereto, dated as of December 31, 1997*

Exhibit 4.4 Registration Rights Agreement by and among Motorola, Inc., American Mobile Satellite Corporation dated as of March 31, 1998*

Exhibit 6.1 Form of Underwriting Agreement among AMSC; Motorola; Bear, Stearns & Co. Inc.; Credit Suisse First Boston Corporation; Deutsche Bank Securities Inc. and SoundView Technology Group, Inc. (incorporated by reference to Exhibit 1 to Amendment No. 2 to AMSC's Registration Statement on Form S-3 dated July 26, 1999 (Registration Statement No. 333-81459))

*These exhibits were previously filed as exhibits and are not being refiled with this report.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   Motorola, Inc.



                                   By:  /s/ Carl F. Koenemann
                                        Name:  Carl F. Koenemann
                                        Title: Executive Vice President
                                               & Chief Financial Officer





\\S-il01-law\IL01-Law\Securities Group\SEC Company Folder\	13
Company Folder\Nextel\Nextel 1999\Nextel 13D-A 7-21-99.doc